SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 9, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated July 9, 2007 regarding “Ericsson and Samsung sign telecom cross license deal”.

Press Release July 9, 2007

Ericsson and Samsung sign telecom cross license deal

Ericsson (NASDAQ:ERIC) today announced it has renewed its worldwide patent cross license agreement with Samsung.

Under the terms of the worldwide royalty bearing agreement, Ericsson has granted Samsung a non-exclusive license under Ericsson’s patent portfolio for the 2G and 3G mobile telephony standards, to develop, manufacture and sell 2G and 3G subscriber and infrastructure equipment. In return, Samsung provides a royalty payment and a reciprocal license under Samsung’s valuable patent portfolio to Ericsson.

The parties have further agreed to dismiss all pending patent infringement lawsuits between the parties.

Notes to editors:

Ericsson and Samsung enter a license agreement on mobile technology

www.ericsson.com/ericsson/press/releases/20020111-1061934.shtml

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 8 719 4631

E-mail: investor.relations.se@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 9, 2007